EXHIBIT 99.1

FLJ Group Limited

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON May 20, 2024

NOTICE IS HEREBY GIVEN that the annual general meeting of FLJ Group Limited (the “Company”) will be held on May 20, 2024 at 8:00AM (Beijing time) at Honor Guest Meeting Room of Hampton by Hilton Taizhou Taixing (1 Wenchang Middle Rd, Taixing, Taizhou, China) for the following purposes:

A: ORDINARY RESOLUTIONS

To consider and, if thought fit, pass with or without amendment the following resolutions as ordinary resolutions of the Company:

1.	To receive and consider the report of the directors of the Company for the fiscal year ended September 30, 2023 containing the complete audited financial statements and the report of the auditors of the Company for the fiscal year ended September 30, 2023.

2.	THAT the authorised share capital of the Company shall be increased from (i) US$1,000,000 divided into 10,000,000,000,000 shares of a nominal or par value of US$ 0.0000001 each, of which 8,500,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 1,000,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each, to (ii) US$48,000,000 divided into 480,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 419,500,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 60,000,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each (the “New Authorised Share Capital”), by the creation of an additional 411,000,000,000,000 unissued Class A Ordinary Shares of a par value of US$0.0000001 each to rank pari passu in all respects with the existing Class A Ordinary Shares and 59,000,000,000,000 unissued Class B Ordinary Shares of a par value of US$0.0000001 each to rank pari passu in all respects with the existing Class B Ordinary Shares.

B: SPECIAL RESOLUTIONS

To consider and, if thought fit, pass with or without amendment the following resolutions as special resolutions of the Company:

3.	THAT subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands by way of issuing a certificate of incorporation on change of name, the name of the Company be changed from “FLJ Group Limited” to “XChange TEC.INC” with effect from the date of the certificate of incorporation on change of name issued by the Registrar of Companies of the Cayman Islands (the “Name Change”), and that any one director or the company secretary of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, which he/she may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Name Change and to attend to any necessary registration and/or filing for and on behalf of the Company.

4.	THAT immediately following the New Authorised Share Capital and the Name Change becoming effective, the amended and restated memorandum of association and the third amended and restated articles of association of the Company (the “Existing M&A”) be amended to reflect, inter alias, the New Authorised Share Capital and the Name Change, and that the second amended and restated memorandum of association and the fourth amended and restated articles of association produced to the Meeting be approved and adopted in substitution for and to the exclusion of the Existing M&A, and that any one director or the company secretary of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, which he/she may consider necessary, desirable or expedient for the purpose of, or in connection with, the adoption of the second amended and restated memorandum of association and the fourth amended and restated articles of association and to attend to any necessary registration and/or filing for and on behalf of the Company.

The board of directors of the Company has fixed the close of business in the Cayman Islands on April 19, 2024 as the record date (the “Record Date”). Only holders of the Company’s ordinary shares, whether or not represented by American Depositary shares (the “ADS”), on the Record Date are entitled to receive notice of the Company’s annual general meeting and any adjournment or postponement thereof.

If you are a holder of the Company’s ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Chengcai Qu
Name:	Chengcai Qu
Title:	Director
Date:	April 12, 2024